FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2002

TRANSALTA CORPORATION

(Translation of registrant's name into English)

110-12th Avenue S.W., Box 1900, Station "M", Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXHIBITS
Exhibit 1	U.S. G.A.A.P Reconciliation for TransAlta Corporation first quarter financial statements

United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which conform in all material respects to United States generally accepted accounting principles (US GAAP). Significant differences between Canadian and US GAAP are as follows:

A. EARNINGS AND EPS
3 months ended March 31 (unaudited)	Note	2002	2001
Earnings from continuing operations - Canadian GAAP		$ 45.7	$ 59.0
Derivatives and hedging activities, net of tax	I	2.4	4.9
Start-up costs, net of tax	II	(2.2)	0.9
Preferred securities distributions, net of tax	III	(5.5)	(3.1)
Amortization of debt extinguishment, net of tax	IV	0.2	0.2
Income taxes - rate change adjustment	V	-	20.0
Amortization of pension transition adjustment	VI	(1.2)	(1.2)
Earnings from continuing operations - US GAAP		$ 39.4	$ 80.7
Earnings from discontinued operations - Canadian and US GAAP		11.2	11.7
Net earnings before change in accounting principle - US GAAP		$ 50.6	$ 92.4
Cumulative effect of change in accounting principle, net of taxes of $0.1	I	-	0.2
Net earnings - US GAAP		$ 50.6	$ 92.6
Cumulative effect of change in accounting principle, net of taxes of	I,VIII	-	(38.5)
Foreign currency cumulative translation adjustment	I,VIII	(2.7)	(31.0)
Net gain on derivative instruments	I,VIII	6.9	1.4
Comprehensive income - US GAAP		$ 54.8	$ 24.5

Basic EPS - US GAAP
Earnings from continuing operations		$ 0.24	$ 0.48
Earnings from discontinued operations		0.06	0.07
Cumulative effect of change in accounting principle		-	-
Net earnings		$ 0.30	$ 0.55

Diluted EPS - US GAAP
Earnings from continuing operations		$ 0.22	$ 0.47
Cumulative effect of change in accounting principle		-	-
Net earnings		$ 0.28	$ 0.54

B. Balance Sheets
	March 31, 2002 (unaudited)			Dec. 31, 2001
	Notes	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Assets
Current derivative assets	I	$ -	$ -	$ -	$ 58.5
Future or deferred income tax assets - current	V	$ 16.7	$ 6.2	$ 16.9	$ 25.6
Income taxes receivable	I, II, VI	$ 230.5	$ 236.0	$ 128.3	$ 136.9
Investments	X	$ 40.2	$ 247.0	$ 37.3	$ 227.8
Capital assets, net	II	$ 6,280.5	$ 6,292.8	$ 6,194.8	$ 6,110.9
Long-term derivative asset	I	$ -	$ 41.8	$ -	$ 54.1
Other assets	I, II, III, VI	$ 54.0	$ -	$ 47.1	$ 18.3
Liabilities
Accounts payable and accrued liabilities	VI	$ 1,025.9	$ 981.1	$ 1,116.1	$ 1,069.3
Future or deferred income tax liability - current	II, III, IV	$ 11.7	$ 10.4	$ 11.8	$ 11.8
Current derivative liability	I	$ -	$ 0.3	$ -	$ 21.5
Long-term debt	I, III, X	$ 2,541.6	$ 3,223.5	$ 2,406.8	$ 3,080.2
Deferred credits and other long-term liabilities	I, IV	$ 536.4	$ 497.5	$ 526.5	$ 498.7
Regulatory rate-making liability	V	$ -	$ 9.7	$ -	$ 8.7
Firm commitments	I	$ -	$ 2.1	$ -	$ 3.6
Long-term derivative liabilities	I	$ -	$ 69.9	$ -	$ 134.3
Future or deferred income taxes	I, II, III, IV, V, VI	$ 412.8	$ 400.4	$ 409.1	$ 416.6
Equity
Preferred securities	III	$ 452.3	$ -	$ 452.6	$ -
Common shares	IX	$ 1,185.4	$ 1,183.9	$ 1,170.9	$ 1,169.2
Retained earnings	I, II, IV, V, VI	$ 843.0	$ 862.3	$ 838.3	$ 858.4
Cumulative translation adjustment	I, VIII	$ (19.4)	$ -	$ (19.5)	$ -
Accumulated other comprehensive income	I, VIII	$ -	$ (49.5)	$ -	$ (53.7)

C. RECONCILING ITEMS

I. Derivatives and hedging activities

On Jan. 1, 2001, the corporation adopted Statement 133, Accounting for Derivative Instruments and Hedging Activities. The new statement requires all derivative instruments to be recorded on the balance sheet at fair value, with changes in fair value recognized in earnings in the period of change. If the derivative is designated as and qualifies as a fair value hedge, the changes in fair value of the derivative and the hedged item attributable to the hedged risk are recognized in earnings in the period the change occurs. If the derivative is designated as and qualifies as a cash flow hedge, the effective portion of changes in the fair value of the derivative is recorded in other comprehensive income (OCI) and is recognized in earnings as the hedged item affects earnings. The ineffective portion of changes in fair value of cash flow hedges is recognized in earnings. If the derivative is designated and qualifies as a hedge of a net investment in a foreign currency, the effective portion of changes in fair value is recorded in CTA as part of OCI and the ineffective portion is recognized in earnings.

The adoption of Statement 133 on Jan. 1, 2001 resulted in the recognition of additional derivative assets with a fair value of $1.6 million, firm commitment assets with a fair value of $0.6 million, additional derivative liabilities with a fair value of $88.6 million, a $0.3 million ($0.2 million after-tax) credit to income as the cumulative effect of a change in accounting principle and a charge of $64.4 million ($38.5 million after-tax) to OCI as the cumulative effect of a change in accounting principle.

(i) Fair Value Hedging STRATEGY The corporation enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies to protect against adverse changes in exchange rates and uses interest rate swaps to manage interest rate exposure. The swaps modify exposure to interest rate risk by converting a portion of the corporation's fixed-rate debt to a floating rate.

The corporation's fair value hedges resulted in a net gain of $nil (2001 - $nil) related to the ineffective portion of its hedging instruments (inclusive of the time value of money) and a net gain of $nil (2001 - $nil) related to the portion of the hedging instrument excluded from the assessment of hedge effectiveness.

(ii) Cash Flow Hedging STRATEGY The corporation uses forward-starting swaps, treasury locks and spread locks to hedge the interest rates of anticipated issuances of debt. These instruments will protect the corporation against increases in interest rates prior to the date of issuance. The maximum term of cash flow hedges of anticipated transactions is 13 years.

The corporation's cash flow hedges resulted in a net gain of $nil (2001 - $nil) related to the ineffective portion of its hedging instruments, and a net gain of $nil (2001 - $nil) related to the portion of the hedging instrument excluded from the assessment of hedge effectiveness. Over the next twelve months, the corporation expects to reclassify approximately $3.7 million of net losses on cash flow hedging instruments from accumulated other comprehensive income (AOCI) to earnings.

(iii) NET INVESTMENT HEDGES The company uses cross-currency interest rate swaps, forward sales contracts and direct foreign currency debt to hedge its exposure to changes in the carrying value of its investments in its foreign subsidiaries in the U.S., Australia, Barbados and Mexico. Realized and unrealized gains and losses from these hedges are included in CTA as part of OCI, with the related amounts due to or from counterparties included in other assets, long-term debt and other liabilities.

The corporation recognized $0.4 million (2001 - $0.8 million) of net after-tax gains on its net investment hedges, included in CTA, related to its forward sales contracts.

(iv) TRADING ACTIVITIES As disclosed in Note 20 to the corporation's annual consolidated financial statements, the corporation markets energy derivatives to gain market information, optimize returns from assets and to earn trading revenues. These derivatives are recorded on the balance sheet at fair value under both Canadian and U.S. GAAP.

II. Start-up costs

Under U.S. GAAP, certain start-up costs, including revenues and expenses in the pre-operating period, are expensed rather than capitalized to deferred charges and capital assets as under Canadian GAAP, which also results in decreased depreciation and amortization expense under U.S. GAAP.

III. Preferred securities

Under U.S. GAAP, the corporation's preferred securities are considered to be entirely debt with no equity component, whereas under Canadian GAAP, these preferred securities have both a debt and equity component. Accordingly, the preferred security distributions are classified as an expense under U.S. GAAP rather than a direct charge to retained earnings. Under U.S. GAAP, the costs associated with the issuance of the preferred securities are recorded as an asset whereas under Canadian GAAP, these costs, net of tax, are charged to preferred securities.

IV. Debt extinguishment

Under U.S. GAAP, the premium on redemption of long-term debt related to the limited partnership transaction, as described in Note 12 to the corporation's annual consolidated financial statements, is recorded as an extraordinary loss when incurred, whereas for Canadian GAAP the loss is amortized to earnings over the period of the limited partnership to 2018.

V. Income taxes

Future income taxes under Canadian GAAP are referred to as deferred income taxes under U.S. GAAP. Canadian and U.S. GAAP require accounting for income taxes using the liability method of tax allocation; however, two significant differences remain between Canadian and U.S. GAAP:

(i) Canadian GAAP requires that future income tax balances be adjusted to reflect substantively enacted rates rather than currently legislated tax rates under U.S. GAAP. As a result of this difference, a $20.0 million adjustment to earnings from continuing operations is required in 2001; and

(ii) Under Canadian GAAP, rate-regulated operations need not recognize future income taxes to the extent that future income taxes are expected to be included in the rates charged to and recovered from customers. For these operations, U.S. GAAP requires that the corporation record deferred income tax assets or liabilities for its rate-regulated operations. As these amounts are recoverable or payable through future revenues, a corresponding regulatory asset or liability is recorded for U.S. GAAP purposes.

Deferred income taxes under U.S. GAAP would be as follows:

	March 31, 2002	Dec. 31, 2001
	(unaudited)
Future income tax liability (net) under Canadian GAAP	$ (392.3)	$ (388.4)
Rate-regulated operations deferred income taxes	9.7	8.7
Other U.S. GAAP adjustments, net	(6.5)	(27.5)
Difference related to rate change adjustment	-	20.0
	$ (389.1)	$ (387.2)
Comprised of the following:
Current deferred income tax assets	$ 6.2	$ 25.6
Long-term deferred income tax assets	15.5	15.6
Current deferred income tax liabilities	(10.4)	(11.8)
Long-term deferred income tax liability	(400.4)	(416.6)
	$ (389.1)	$ (387.2)

VI. Employee future benefits

U.S. GAAP requires that the cost of employee pension benefits be determined using the accrual method with application from 1989. It was not feasible to apply this standard using this effective date. The transition asset as at Jan. 1, 1998 was determined in accordance with elected practice prescribed by the Securities and Exchange Commission and is amortized over ten years. The difference between U.S. GAAP and Canadian GAAP for the corporation's regulated operations has no effect on net earnings and retained earnings, as any difference from the allowed method of recovery is recognized as a regulatory liability refundable through regulation. As indicated in Note 4 to the annual consolidated financial statements, the corporation discontinued regulatory accounting and commenced the application of Canadian GAAP consistent with the deregulation of the electricity generation industry in Alberta beginning Jan. 1, 2001.

Sensitivity to changes in assumed health care cost trend rates at Dec. 31, 2001 are as follows:

	One percentage	One percentage
	point increase	point decrease
Effect on total service and interest costs	0.1	(0.1)
Effect on post-retirement benefit obligation	0.6	(0.6)

VII. Joint ventures

In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with practices prescribed by the SEC, the corporation, as a Foreign Private Issuer, has elected for the purpose of this reconciliation to account for incorporated joint ventures by the proportionate consolidation method.

VIII. Other comprehensive income

The changes in the components of OCI were as follows:

3 months ended March 31 (unaudited)	2002	2001
Cumulative effect of accounting change, net of taxes of ($25.9) million	$ -	$ (38.5)
Net gain on derivative instruments:
Unrealized gains, net of taxes of $0.4 million	5.9
Reclassification adjustment for losses included in net income, net of taxes of $6.3 million	1.0	2.3
Net gain on derivative instruments	6.9	1.4
Translation adjustments	(2.7)	(31.0)
Other comprehensive income (loss)	$ 4.2	$ (68.1)
The components of accumulated other comprehensive income
	March 31, 2002	Dec. 31, 2001
Net loss on derivative instruments	$ (21.6)	$ (28.5)
Translation adjustments	(27.9)	(25.2)
Accumulated other comprehensive income (loss)	$ (49.5)	$ (53.7)

IX. SHARE CAPITAL Under U.S. GAAP, amounts receivable for share capital should be recorded as a deduction from shareholder's equity. Under the corporation's employee share purchase plan, accounts receivable for share purchases at March 31, 2002 was $1.5 million (Dec. 31, 2001 - $1.7 million).

X. RIGHT OF OFFSET AGREEMENT As disclosed in Notes 6 and 11 to the annual consolidated financial statements, the corporation has a New Zealand bank deposit that has been offset with a New Zealand bank facility. The arrangement does not qualify for offsetting under U.S. GAAP.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By:/s/ Rodger Conner

(Signature)

Rodger Conner, Corporate Secretary

Date: May 7, 2002